Silver Standard Resources Inc.
(a development stage company)
Consolidated Balance Sheets
As at March 31, 2009

(expressed in thousands of US dollars – unaudited)

		March 31	December 31
	Note	2009	2008
		$	$
Assets

Current assets
Cash and cash equivalents		107,723	72,013
Accounts receivable		2,751	2,772
Marketable securities	3	10,877	10,923
Supplies inventories	4	1,273	-
Prepaid expenses and deposits		1,025	1,106
		123,649	86,814

Restricted cash		1,789	1,793
Other investments	6	21,187	21,803
Convertible debenture	5	5,976	5,973
Valued added tax recoverable		34,802	30,332
Mineral properties and property, plant, and equipment	7	463,109	421,190
		650,512	567,905
Liabilities and Shareholders' Equity

Current liabilities
Accounts payable and accrued liabilities		19,688	31,313
Accrued interest on convertible notes	8	527	2,066
Current portion of taxes payable		10,766	11,715
Current portion of asset retirement obligations		228	234
		31,209	45,328

Asset retirement obligations		3,237	3,229
Taxes payable		3,370	3,370
Future income tax liability		24,407	22,335
Long-term convertible notes	8	105,690	104,046
		167,913	178,308

Non-controlling interest		496	496

Shareholders' Equity

Share capital	9a	483,548	389,655
Value assigned to stock options	9b	38,300	36,502
Value assigned to convertible notes		37,383	37,383
Contributed surplus		510	510
Accumulated other comprehensive income		(19,660)	(19,569)
Deficit		(57,978)	(55,380)

		482,103	389,101

		650,512	567,905

Commitments (note 13)

Approved on behalf of the Board of Directors

“John R. Brodie”	“Peter W. Tomsett”
John R. Brodie, FCA	Peter W. Tomsett
(Director)	(Director)

The accompanying notes are an integral part of the consolidated financial statements.

Silver Standard Resources Inc.
(a development stage company)
Consolidated Statements of Earnings (Loss) and Comprehensive Loss

(expressed in thousands of US dollars, except per share amounts – unaudited)

		Three Months Ended March 31
	Note	2009	2008
		$	$
			(Restated)
Exploration and mineral property costs
Property examination and exploration		2	49
Reclamation and accretion		78	55

		(80)	(104)
Expenses
General and administration		2,051	2,016
Depreciation	7	42	68
Stock-based compensation	9b	1,914	2,424
Foreign exchange loss (gain)		1,035	(2,825)

		(5,042)	(1,683)
Other income (expenses)
Investment income		330	817
Financing fees	8	-	(3,757)
Interest expense on convertible notes	8	-	(625)
Gain on sale of silver bullion		-	23,699
Gain on sale of marketable securities	3	-	974
Unrealized gain (loss) on financial instruments held-for-trading		(4)	1,391
Write-down of mineral properties	7	(377)	-
Gain (write-down) on other investments	6	1,630	(17,903)

		1,579	4,596

Earnings (Loss) before income taxes		(3,543)	2,809

Income taxes expense (recovery):
Current income tax		(900)	-
Future income tax	3	(45)	481

		(945)	481

Earnings (Loss) for the period		(2,598)	2,328

Weighted average shares outstanding (thousands)
Basic		64,715	62,669
Diluted		64,715	63,576

Earnings (Loss) per common share
Basic and diluted earnings (loss) per share		(0.04)	0.04

Comprehensive income (loss)
Earnings (Loss) for the period		(2,598)	2,328

Other comprehensive loss
Translation adjustment on foreign operations	2	-	(20,362)
Unrealized gain (loss) on marketable securities, net of tax	3	218	(1,532)
Reclassification of realized gain on sale of marketable securities, net of tax	3	-	(808)
Foreign exchange loss on marketable securities	3	(309)	-

Other comprehensive loss for the period		(91)	(22,702)

Comprehensive loss for the period		(2,689)	(20,374)

The accompanying notes are an integral part of the consolidated financial statements.

Silver Standard Resources Inc.
(a development stage company)
Consolidated Statements of Cash Flows

(expressed in thousands of US dollars - unaudited)

		Three Months Ended March 31
	Note	2009	2008
		$	$
			(Restated)
Operating activities
Earnings (Loss) for the period		(2,598)	2,328
Items not affecting cash
Depreciation		42	68
Stock-based compensation	9b	1,914	2,424
Asset retirement obligations		71	39
Gain on sale of marketable securities		-	(974)
Gain on sale of silver bullion		-	(23,699)
Unrealized loss (gain) on held-for-trading
financial instruments		4	(1,391)
Accretion expense on convertible notes		-	266
Interest income on convertible debenture		(178)	-
Write-down of mineral properties	7	377	-
Write-down of other investments		-	17,903
Future income tax expense (recovery)	3	(45)	481
Unrealized foreign exchange loss (gain)		672	(5,740)
Increase (decrease) in non-cash working capital items	10	(4,265)	243

Cash used in operating activities		(4,006)	(8,052)

Financing activities
Shares issued for cash	9	93,754	1,443
Proceeds from issuance of convertible notes	8	-	138,000
Financing costs related to equity portion of convertible notes financing	8	-	(1,473)

Cash generated by financing activities		93,754	137,970

Investing activities
Mineral property costs		(4,766)	(7,858)
Property, plant and equipment expenditures		(44,802)	(20,508)
Increase in value added tax recoverable (net)		(4,470)	(1,258)
Proceeds from sale of silver bullion		-	39,648
Proceeds from sale of marketable securities		-	1,295

Cash generated by (used in) investing activities		(54,038)	11,319

Increase in cash and cash equivalents		35,710	141,237

Cash and cash equivalents - Beginning of period		72,013	81,600

Cash and cash equivalents - End of period		107,723	222,837

Supplementary cash flow information (note 10)

The accompanying notes are an integral part of the consolidated financial statements.

Silver Standard Resources Inc.
(a development stage company)
Statements of Shareholders’ Equity
For the three months ended March 31, 2009

(expressed in thousands of US dollars, except share amounts - unaudited)

	Common Shares			Values		Accumulated
			Values	assigned to		other	Retained	Total
	Number of		assigned	convertible	Contributed	comprehensive	earnings	shareholders'
	shares	Amount	to options	notes	Surplus	income	(deficit)	equity
	(thousands)	$	$	$	$	$	$	$

Balance, December 31, 2006	61,646	370,196	17,460	-	510	6,308	(19,832)	374,642

Transition adjustment of EIC-172 to opening balance	-	-	-	-	-	21,210	4,363	25,573
Issued for cash:
Exercise of options	887	10,973	-	-	-	-	-	10,973
Exercise of warrants	-	-	-	-	-	-	-	-
For mineral property	9	338	-	-	-	-	-	338
Value assigned to options granted	-	-	14,443	-	-	-	-	14,443
Value of options exercised	-	4,197	(4,197)	-	-	-	-	-
Donations	27	893	-	-	-	-	-	893
Other comprehensive income	-	-	-	-	-	67,019	-	67,019
Loss for the year	-	-	-	-	-	-	(33,965)	(33,965)

Balance, December 31, 2007	62,569	386,597	27,706	-	510	94,537	(49,434)	459,916

Issued for cash:
Exercise of options	186	2,192	-	-	-	-	-	2,192
Value assigned to options granted	-	-	9,662	-	-	-	-	9,662
Value of options exercised	-	866	(866)	-	-	-	-	-
Value assigned to convertible notes	-	-	-	37,383	-	-	-	37,383
Other comprehensive loss	-	-	-	-	-	(114,106)	-	(114,106)
Loss for the year	-	-	-	-	-	-	(5,946)	(5,946)

Balance, December 31, 2008	62,755	389,655	36,502	37,383	510	(19,569)	(55,380)	389,101

Issued for cash:
Public offering	5,826	93,389	-	-	-	-	-	93,389
Exercise of options	28	365	-	-	-	-	-	365
Value assigned to options granted	-	-	1,937	-	-	-	-	1,937
Value of options exercised	-	139	(139)	-	-	-	-	-
Other comprehensive loss	-	-	-	-	-	(91)	-	(91)
Loss for the period	-	-	-	-	-	-	(2,598)	(2,598)

Balance, March 31, 2009	68,609	483,548	38,300	37,383	510	(19,660)	(57,978)	482,103

The accompanying notes are an integral part of the consolidated financial statements.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
For the three months ended March 31, 2009

(in US dollars, tabular amounts expressed in thousands, unless otherwise stated - unaudited)

1.      NATURE OF OPERATIONS

We are a development stage company that, since 1994, has assembled a portfolio of silver-dominant projects, which are located in seven countries in the Americas and Australia.

We are now focused on advancing our five principal projects.  These include the Pirquitas project, the San Luis project, the Pitarrilla project, the Diablillos project and the Snowfield project.  In addition to our five principal projects, we hold a geologically-diverse portfolio of other predominantly silver projects in various stages of exploration.

Management has estimated that we will have adequate funds from existing working capital to meet our corporate, development, administrative and property obligations for the coming year, including the completion of construction of the Pirquitas project.  We will periodically need to obtain additional financing, and while we have been successful in the past, there can be no assurance that we will be able to do so in the future.

The recoverability of the amounts shown for mineral properties and related deferred costs is dependent upon the existence of economically recoverable reserves, our ability to obtain necessary financing to complete the development, and upon future profitable production. The amounts shown as deferred expenditures and property acquisition costs represent net costs to date, less amounts amortized and/or written-off, and do not necessarily represent present or future values.

2.      SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These unaudited interim consolidated financial statements follow the same accounting policies as our most recent audited annual consolidated financial statements except for the changes relating to foreign currency translation (see “Changes in Accounting Policies” below).  These statements do not contain all of the information required for annual financial statements and should be read in conjunction with our annual consolidated financial statements.  In the opinion of management, all of the adjustments necessary to fairly present the consolidated financial statements set forth herein have been made.  We have reclassified certain comparative figures to reflect the presentation used in our most recent annual consolidated financial statements, including reclassification of expenditures on the Pirquitas project from mineral property costs to property, plant and equipment expenditures under investing activities on the Consolidated Statement of Cash Flows; and consolidating general and administration expenses, salaries and employee benefits and professional fees as general and administration expenses on the Consolidated Statement of Earnings (Loss) and Comprehensive Loss.

Changes in Accounting Policies

Foreign currency translation

Effective January 1, 2009, we determined that our functional currency had changed from the Canadian dollar to the US dollar as a result of a change in the nature of our operations.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
For the three months ended March 31, 2009

(in US dollars, tabular amounts expressed in thousands, unless otherwise stated - unaudited)

2.       SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Due to the development of the Pirquitas project as well as our other principal projects in countries other than Canada, a significant portion of our costs are incurred in US dollars.  Our recent debt and equity financings were completed in US dollars and we now hold majority of our cash and cash equivalents in US dollars.  With commercial production anticipated to commence at our Pirquitas project in 2009, our revenue stream will also be denominated in US dollars.  Concurrent with the change in functional currency, we have also adopted the US dollar as our reporting currency.

As a result of the change in our functional currency, effective January 1, 2009, our integrated foreign currency operations have been translated to US dollars using the temporal method on a prospective basis.  Under the temporal method, monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date; non-monetary items are translated at historic exchange rates; and income and expense items are translated at the average exchange rate for the period.  Translation gains and losses are recognized in the Consolidated Statement of Earnings (Loss) and Comprehensive Loss.

The comparative financial statements and corresponding notes have been restated from Canadian dollars to US dollars using the current rate method.  Under this method, all assets and liabilities are translated into US dollars at the exchange rate prevailing at the balance sheet date; expense items are translated at the average rate of exchange for the period; one-time income or expense items are translated at the exchange rate on the date of the transaction; and the resulting translation adjustment is recorded as a cumulative translation adjustment (“CTA”) in accumulated other comprehensive income.  See note 14 for effect of the change in reporting currency on prior year comparative figures.

Mining Exploration Costs

Effective March 27, 2009, we adopted Emerging Issues Committee (“EIC”) Abstract 174, “Mining Exploration Costs”.  This standard provides guidance on the capitalization of exploration costs related to mining properties, in particular, and on impairment of long-lived assets.  The adoption of this standard did not have a significant impact on our consolidated financial statements.

Goodwill and Intangible Assets

Effective January 1, 2009, we adopted Canadian Institute of Chartered Accountants Handbook (“CICA”) Section 3064, “Goodwill and Intangible Assets”, which replaced CICA Section 3062, “Goodwill and Other Intangible Assets,” and CICA Section 3450, “Research and Development Costs,” and EIC-27, “Revenues and Expenditures During the Pre-operating Period”. The standard reinforces the principle-based approach to the recognition of assets only in accordance with the definition of an asset and the criteria for asset recognition; and clarifies the application of the concept of matching revenues and expenses such that the current practice of recognizing assets that may not meet the definition and recognition criteria are eliminated.  The adoption of this standard did not have a material impact on our consolidated financial statements.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
For the three months ended March 31, 2009

(in US dollars, tabular amounts expressed in thousands, unless otherwise stated - unaudited)

2.      SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

   Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

EIC Abstract 173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”, requires companies to take into account their own credit risk and the credit risk of the counterparty in determining the fair value of financial assets and financial liabilities, including derivative instruments. This standard is effective for interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2009.  The adoption of this standard did not have a material impact on our consolidated financial statements.

Recent Accounting Pronouncements

Recent accounting pronouncements issued which may impact us in the future are as follows:

Business combinations and related sections

CICA Handbook Section 1582, “Business Combinations” and Section 1601, “Non-Controlling Interests”, replaces Sections 1581 and 1600, respectively.  The new standards revise guidance on the determination of the carrying amount of assets acquired and liabilities assumed, goodwill and accounting for non-controlling interests at the time of a business combination.  These standards are effective January 1, 2011 prospectively, with early adoption permitted.  We are currently assessing the impact of the new standards on our consolidated financial statements.

3.	MARKETABLE SECURITIES

At March 31, 2009, we held marketable securities with total fair value of $10,877,000 (December 31, 2008 - $10,923,000) and total cost of $7,962,000 (December 31, 2008 - $8,533,000).

Effective September 30, 2008, we retrospectively adopted EIC-172, “Income Statement Presentation of a Tax Loss Carryforward Recognized Following an Unrealized Gain in Other Comprehensive Income”, which required the tax benefit from the recognition of previously unrecognized tax loss carryforwards consequent to the recording of unrealized gains in other comprehensive income, such as unrealized gains on available-for-sale financial assets, to be recognized in net income or in other comprehensive income.  The adoption of this standard resulted in a reclassification of $481,000 from other comprehensive loss to future income tax expense during the three months ended March 31, 2008.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
For the three months ended March 31, 2009

(in US dollars, tabular amounts expressed in thousands, unless otherwise stated - unaudited)

3.	MARKETABLE SECURITIES (Cont’d)

During the three months ended March 31, 2009, we recorded an unrealized gain of $263,000 (March 31, 2008 – loss of $1,847,000) in other comprehensive income on marketable securities designated as available-for-sale.  The unrealized gain resulted in a future income tax recovery of $45,000 (March 31, 2008 – loss of $315,000), representing the tax expense (benefit) arising on recognition of previously unrecognized loss (gain) carryforwards, with a corresponding impact on other comprehensive loss.  A foreign exchange loss of $309,000 (March 31, 2008 - $nil) related to marketable securities was recorded in other comprehensive loss.

No investments were sold during the three months ended March 31, 2009.  During the three months ended March 31, 2008, we recorded a gain on sale of marketable securities of $974,000 in net earnings, resulting in a corresponding reversal of an unrealized gain of $808,000 from other comprehensive income and $166,000 from future income tax recovery.

4.       SUPPLIES INVENTORIES

At March 31, 2009, we had $1,273,000 in material and supplies inventories, which will be used for production at the Pirquitas mine in Argentina.  Inventories are valued at the lower of average cost and net realizable value.

5.	CONVERTIBLE DEBENTURE

At March 31, 2009, the carrying value of our convertible debenture (“Debenture”) from Aurcana was $5,976,000 (December 31, 2008 - $5,973,000).  Of this amount, $5,932,000 (December 31, 2008 - $5,923,000) represents the carrying value of the note receivable component estimated using the discounted cash flow model method and $44,000 (December 31, 2008 - $50,000) represents the fair value of the conversion feature using the Black Scholes method.

For the three months ended March 31, 2009, interest and accretion income of $237,000 (March 31, 2008- $nil) was recorded in earnings in relation to the note receivable component and an unrealized loss of $4,000 (March 31, 2008 - $nil) was recorded in relation to adjusting the fair value of the conversion feature.

6.      OTHER INVESTMENTS

As at March 31, 2009, we had a total of $45,312,000 (C$57,102,000) invested in Canadian asset-backed commercial paper (“ABCP”).  At the dates at which the Company acquired the investments, the non-bank sponsored ABCP was rated R-1 high by DBRS Limited (“DBRS”), the highest credit rating for commercial paper.  In August 2007, the ABCP market experienced liquidity problems and was subsequently frozen.  In September 2007, a Pan Canadian Investors Committee for Third-Party Structured ABCP (the “Committee”), consisting of a panel of major ABCP investors, was formed to restructure the affected ABCP trusts.  In January 2009, the Committee successfully completed the restructuring and we have now received the restructured notes with a face value of $45,344,000 (C$57,142,000).  At the time of receipt of the restructured notes, we received a retroactive interest payment on our original notes covering the period from August 2007 to August 2008 of $1,630,000.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
For the three months ended March 31, 2009

(in US dollars, tabular amounts expressed in thousands, unless otherwise stated - unaudited)

6.      OTHER INVESTMENTS (Cont’d)

The face value of the restructured notes is allocated as follows:

Notes	Expected Maturity Date	Legal Maturity Date	Interest Rate (1)	Face Amount C$(000)
MAVII Class A-1	January 22, 2017	July 15, 2056	BA - 0.5%	26,542
MAVII Class A-2	January 22, 2017	July 15, 2056	BA - 0.5%	21,944
MAVII Class B	January 22, 2017	July 15, 2056	BA - 0.5%	3,983
MAVII Class C	January 22, 2017	July 15, 2056	BA + 20%	1,623
				54,092

(1) BA represents Canadian dollar banks acceptance interest rates with a maturity of 90 days.

We also received MAVII IA Tracking Notes with a face value of C$3,050,000.

As no secondary market has been developed for these restructured notes as at March 31, 2009, we estimated the fair value of the restructured notes using a valuation technique which incorporates a probability weighted approach applied to discounted future cash flows from the restructured notes and the fair value of our investments based on the indicative values contained in a report issued by J.P. Morgan, financial advisor to the Committee.  Based on management’s best estimate, the fair value of the restructured notes at March 31, 2009 was $21,187,000 (December 31, 2008 - $21,803,000).  As a result, no impairment was recorded for the three months ended March 31, 2009 (March 31, 2008 - $17,903,000).  Interest income of $1,630,000 received from other investments was recorded to net loss for the period as a gain on other investments.

There is no certainty regarding the development of a secondary market for the restructured notes and therefore the fair value reported may change materially in subsequent periods.  In July 2008, the Company initiated legal action against a Canadian chartered bank and DBRS by filing a writ and statement of claim in the Supreme Court of British Columbia to recover any losses that may occur with respect to the ultimate recovery of the Company’s ABCP investments. There can be no assurance that the outcome of this litigation will be favourable to the Company.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
For the three months ended March 31, 2009

(in US dollars, tabular amounts expressed in thousands, unless otherwise stated - unaudited)

7.      MINERAL PROPERTY COSTS AND PROPERTY, PLANT AND EQUIPMENT

Mineral property costs and property, plant and equipment consist of the following:

	March 31, 2009			December 31, 2008
		Accum.	Net Book		Accum.	Net Book
	Cost	Amort.	Value	Cost	Amort.	Value
	$	$	$	$	$	$

Mineral property costs	166,506	-	166,506	162,872	-	162,872
Development property costs	94,065	-	94,065	78,124	-	78,124
Construction in progress	180,612	-	180,612	160,612	-	160,612
Mining equipment and machinery	21,361	(1,045)	20,316	18,729	(869)	17,860
Other	2,837	(1,227)	1,610	2,829	(1,107)	1,722
	465,381	(2,272)	463,109	423,166	(1,976)	421,190

During the three months ended March 31, 2009, we recorded $295,000 (March 31, 2008 - $252,000) of depreciation on property, plant, and equipment, of which $42,000 (March 31, 2008 - $68,000) was charged to the Consolidated Statements of Earnings (Loss) and Comprehensive Loss and $253,000 (March 31, 2008 - $184,000) was deferred as mineral property costs during the three months ended March 31, 2009.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
For the three months ended March 31, 2009

(in US dollars, tabular amounts expressed in thousands, unless otherwise stated - unaudited)

7.    MINERAL PROPERTY COSTS AND PROPERTY, PLANT AND EQUIPMENT (Cont’d)

Mineral Property Costs

		Exploration
		and		Total	Total
	Acquisition	development	Future tax	March 31	December 31
	costs	costs	effects	2009	2008
	$	$	$	$	$

Exploration Projects

Argentina
Diablillos	4,516	10,574	-	15,090	14,804
Other	18	180	-	198	189
Australia
Bowdens	8,901	7,263	2,653	18,817	18,834
Other	2	203	-	205	203
Canada
Silvertip	1,485	256	-	1,741	1,742
Snowfield	102	7,693	-	7,795	7,719
Sulphurets	1,954	1,025	-	2,979	2,979
Sunrise Lake	1,008	60	-	1,068	1,066
Chile
Challacollo	2,411	4,349	557	7,317	7,027
Other	41	267	-	308	265
Mexico
Pitarrilla	10,981	45,919	1,690	58,590	56,991
San Marcial	1,020	650	50	1,720	1,706
Veta Colorada	3,688	821	202	4,711	4,688
Other	821	1,461	-	2,282	2,264
Peru
Berenguela	10,564	2,782	5,777	19,123	19,014
San Luis	355	14,849	577	15,781	14,952
Other	-	-	-	-	162
United States
Candelaria	2,434	3,071	691	6,196	5,772
Maverick Springs	565	1,894	126	2,585	2,495
	50,866	103,317	12,323	166,506	162,872

Development Projects

Argentina
Pirquitas	45,981	36,000	12,084	94,065	78,124

During the three months ended March 31, 2009, we allowed our mineral rights for the La Bandera project ($58,000) in Mexico and Veca project ($319,000) in Peru to lapse. As a result, a $377,000 write-down of mineral property was recorded to net loss for the period.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
For the three months ended March 31, 2009

(in US dollars, tabular amounts expressed in thousands, unless otherwise stated - unaudited)

8.      CONVERTIBLE NOTES

In February 2008, we sold $138,000,000 in senior convertible notes (“Notes”) for net proceeds of $132,753,000 after payment of commissions and expenses related to the offering.  The unsecured Notes mature on March 1, 2028 and bear an interest rate of 4.5% per annum, payable semi-annually.  The Notes are convertible into our common shares at a fixed conversion rate, subject to certain anti-dilution adjustments, only in the following events:
a.	during specified consecutive trading periods, the market price of our common shares exceeds 130% of the conversion price of the Notes,
b.	the trading price of the Notes falls to 97% or less of the amount equal to the then prevailing price of our common shares, multiplied by the applicable conversion rate,
c.	the Notes are called for redemption,
d.	upon the occurrence of specified corporate transactions, or
e.	during specified periods in early 2013 and 2028.

The fair value of the debt portion of the Notes at initial recognition was estimated using a discounted cash flow model method.  The fair value of the equity component was estimated using the residual value method.  The debt component of the Notes is accreted over an expected life of 5 years using the effective interest method.  Total financing fees associated with the transaction were $5,230,000, of which $3,757,000 was charged to net income for the period and $1,473,000 was charged to equity.

At March 31, 2009, the carrying value of accrued interest related to the Notes was $527,000 (December 31, 2008 - $2,066,000) and the long-term portion was $105,690,000 (December 31, 2008 - $104,046,000).  For the three months ended March 31, 2009, interest expense and accretion expense related to the convertible notes was $1,531,000 (March 31, 2008 - $575,000) and $1,644,000 (March 31, 2008 - $427,000).  All interest and accretion expense incurred during the three months ended March 31, 2009 was capitalized to construction in progress.  During the three months ended March 31, 2008, $377,000 of interest and accretion expense was capitalized to construction in progress and $625,000 was recognized as expense.

9.       SHAREHOLDERS’ EQUITY

    (a)  Authorized Share Capital

Our authorized share capital consists of an unlimited number of common shares without par value.

During the three months ended March 31, 2009, we closed a public share offering of 5,826,000 common shares at a price of $17.00 per share, for aggregate gross proceeds of $99,037,000. After deducting underwriting fees and estimated offering expenses of $5,648,000, net proceeds were $93,389,000.

    (b)    Options

At March 31, 2009, the total number of options outstanding was 4,989,000 with exercise prices ranging from C$10.50 to C$40.62 with weighted average remaining lives of 3.5 years.  This represents 7.3% of issued and outstanding capital.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
For the three months ended March 31, 2009

(in US dollars, tabular amounts expressed in thousands, unless otherwise stated - unaudited)

9.         SHAREHOLDERS’ EQUITY (Cont’d)

No options were granted during the three months ended March 31, 2009.  During the three months ended March 31, 2008, 30,000 options were granted to employees and consultants exercisable over a 5 year period at strike prices of C$32.08 and average fair value of C$9.93 based on the Black-Scholes option pricing model.

The allocation of fair value of options during the period was as follows:

	Three Months Ended March 31
	2009	2008
	$	$
Consolidated Balance Sheets
Mineral property costs	23	(53)

Consolidated Statements of Earnings (Loss), and Comprehensive Loss
Stock based compensation - Employee salaries and benefits	1,600	2,105
Stock based compensation - General and administration	314	319

	1,914	2,424

Total stock based compensation	1,937	2,371

10.       SUPPLEMENTARY CASH FLOW INFORMATION

Non-cash working capital activities were:
	Three Months Ended
	March 31
	2009	2008
	$	$
Accounts receivable	21	(909)
Prepaid expenses and deposits	81	(103)
Inventories	(1,273)	-
Accounts payable and current portion of ARO	(868)	487
Accrued liabilities	213	207
Accrued interest on convertible debt	(1,539)	561
Current portion of taxes payable	(900)	-

Increase (decrease) in non-cash working capital items	(4,265)	243

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
For the three months ended March 31, 2009

(in US dollars, tabular amounts expressed in thousands, unless otherwise stated - unaudited)

11.    RELATED PARTY TRANSACTIONS

During the three months ended March 31, 2009, we recorded administrative, technical services and expense reimbursements of $197,000 (March 31, 2008 - $433,000) from companies related by common directors or officers.  At March 31, 2009, accounts receivable includes $41,000 (December 31, 2008 - $42,000) from these related parties.  Amounts due from related parties are non-interest bearing and without specific terms of repayment.  Transactions for expense reimbursement with related parties are at normal business terms.

12.    SEGMENTED FINANCIAL INFORMATION

We have one operating segment, which is the exploration and development of mineral properties.  Mineral property expenditures by property are detailed in note 7.  Substantially all of our gains and losses were incurred in Canada.  Segment assets by geographic location are as follows:

						March 31, 2009
	Argentina	Australia	Canada	Chile	Mexico	Peru	United States	Total
	$	$	$	$	$	$	$	$

Mineral property costs and property, plant and equipment	310,281	19,022	14,573	7,625	67,535	35,292	8,781	463,109

Total assets	350,180	19,126	158,737	7,641	69,239	36,794	8,795	650,512

						December 31, 2008
	Argentina	Australia	Canada	Chile	Mexico	Peru	United States	Total
	$	$	$	$	$	$	$	$

Mineral property costs and property, plant and equipment	271,589	19,036	14,531	7,292	65,901	34,575	8,266	421,190

Total assets	303,279	19,130	125,370	7,294	68,376	36,148	8,308	567,905

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
For the three months ended March 31, 2009

(in US dollars, tabular amounts expressed in thousands, unless otherwise stated - unaudited)

13.     COMMITMENTS

As at March 31, 2009, we have committed to payments under contractual obligations as follows:

	Less than 1 year	1-3 years	4-5 years	5+ years	Total
	$	$	$		$

Lease obligations	176	481	327	-	984
Asset retirement obligations	228	1,308	955	2,086	4,577
Long-term convertible notes*	6,210	12,420	144,210	-	162,840
	6,614	14,209	145,492	2,086	168,401

 * Convertible notes are due in 2028 but expected to be repaid in 2013.  The notes bear an interest rate of 4.5% per annum and are convertible into common shares at a fixed conversion rate upon specified events.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
For the three months ended March 31, 2009

(in US dollars, tabular amounts expressed in thousands, unless otherwise stated - unaudited)

14.	EFFECT OF CHANGE IN REPORTING CURRENCY ON PRIOR YEAR COMPARATIVE FIGURES

Effective January 1, 2009, we determined that our reporting currency had changed from the Canadian dollar to the US dollar as a result of a change in the nature of our operations (note 2).  The comparative figures were also translated into US dollars using the current rate method with the following effects:

Consolidated Balance Sheet

	December 31, 2008
	As originally stated in C$	As restated in US$
Assets

Current assets	106,312	86,814
Restricted cash	2,196	1,793
Other investments	26,700	21,803
Convertible debenture	7,315	5,973
Value added tax recoverable	37,145	30,332
Mineral properties and property, plant and equipment	515,790	421,190
	695,458	567,905

Liabilities

Current liabilities	55,510	45,328
Asset retirement obligations	3,954	3,229
Taxes payable	4,127	3,370
Future income tax liability	27,351	22,335
Long-term convertible notes	127,415	104,046
	218,357	178,308

Non-controlling interest	608	496

Shareholders' Equity
Share capital	463,125	389,655
Value assigned to stock options	41,164	36,502
Value assigned to convertible notes	36,553	37,383
Contributed surplus	649	510
Accumulated other comprehensive income	2,772	(19,569)
Deficit	(67,770)	(55,380)
	476,493	389,101

	695,458	567,905

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
For the three months ended March 31, 2009

(in US dollars, tabular amounts expressed in thousands, unless otherwise stated - unaudited)

14.	EFFECT OF CHANGE IN REPORTING CURRENCY ON PRIOR YEAR COMPARATIVE FIGURES (Cont’d)

Consolidated Statement of Loss and Comprehensive Loss

	Three month ended March 31, 2008
	As originally stated in C$	As restated in US$
	(Restated)

Exploration and mineral property costs	(104)	(104)
Expenses	(1,690)	(1,683)
Other income (expenses)	3,950	4,596
Future income taxes	(483)	(481)
Earnings for the period	1,673	2,328
Deficit, beginning of period	(61,267)	(49,434)
Deficit, end of period	(59,594)	(47,106)

Earnings for the period	1,673	2,328
Other comprehensive loss for the period	(2,349)	(22,702)
Comprehensive loss for the period	(676)	(20,374)

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
For the three months ended March 31, 2009

(in US dollars, tabular amounts expressed in thousands, unless otherwise stated - unaudited)

14.	EFFECT OF CHANGE IN REPORTING CURRENCY ON PRIOR YEAR COMPARATIVE FIGURES (Cont’d)

Consolidated Statement of Cash Flows

	Three month ended March 31, 2008
	As originally stated in C$	As restated in US$
	(Restated)
Operating activities
Earnings for the period	1,673	2,328
Adjustments for items not affecting cash	1,011	(10,380)
Cash generated by (used in) operating activities	2,684	(8,052)

Financing activities
Proceeds from issuance of convertible notes	134,936	138,000
Financing costs related to equity portion of convertible notes financing	(1,440)	(1,473)
Shares issued for cash	1,449	1,443
Cash generated by financing activities	134,945	137,970

Investing activities
Mineral property costs	(9,655)	(9,615)
Property, plant and equipment	(18,830)	(18,751)
Increase in value added tax recoverable (net)	(1,263)	(1,258)
Proceeds from sale of silver bullion	39,244	39,648
Proceeeds from sale of marketable securities	1,300	1,295
Cash generated by investing activities	10,796	11,319

Increase in cash	148,425	141,237
Cash, beginning of period	80,629	81,600
Cash, end of period	229,054	222,837